

SECURITIES
W

ANNUA

~~FORM X-17A-5~~
PART III

15026522

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SEC FILE NUMBER

8- 49463

AFR 2 8 2015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER GLOBAL INVESTMENTS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 WEST BROAD STREET, SUITE 300
                                      (No. and Street)

STAMFORD   CT   06902
    (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN BRANDT, 203-674-5139
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
                  (Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __STEPHEN BRANDT_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PARKER GLOBAL INVESTMENTS, LLC_____ of __DECEMBER 31_____, 20__14__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER GLOBAL INVESTMENTS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2014

PARKER GLOBAL INVESTMENTS, LLC

TABLE OF CONTENTS

December 31, 2014



Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Member
of Parker Global Investments, LLC

We have audited the accompanying financial statements of Parker Global Investments, LLC (a Connecticut Single Member LLC), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parker Global Investments, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statements of net capital pursuant to SEC Rule 15c3-1 and the exemption report is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Dayne, Bruno & Co.

Pine Brook, NJ

February 13, 2015

PARKER GLOBAL INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current assets		
Cash	$	29,874
Prepaid expenses		1,235
Total current assets		31,109
Total assets	$	31,109

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable	$	250
Total current liabilities		250
Member's equity		30,859
Total liabilities and member's equity	$	31,109

See notes to the financial statements.

PARKER GLOBAL INVESTMENTS, LLC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2014

Revenue	$ -
Operating expenses	
Consulting fees	5,315
Insurance	576
Professional fees	2,500
Regulatory fees	1,931
Total operating expenses	10,322
Net loss	$ (10,322)

See notes to the financial statements.

Balance - beginning of year	$	41,181
Net loss		(10,322)
Balance - end of year	$	30,859

See notes to the financial statements.

PARKER GLOBAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (10,322)
Adjustments to reconcile net loss to net cash provided by operating activities	
Decrease in prepaid expenses	781
Increase in accounts payable	250
Decrease in accrued expenses	(2,000)
Net cash used in operating activities	(11,291)
Net decrease in cash	(11,291)
Cash at beginning of year	41,165
Cash at December 31, 2014	$ 29,874
Supplemental disclosures	
Cash paid during the year for income taxes	$ -

PARKER GLOBAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Parker Global Investments, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's revenue is primarily derived from providing investment banking services through its participation in private placement offerings and the initial and trailing commissions earned through the sale of private placement products. The Company is a wholly owned subsidiary of Parker Global Strategies, LLC.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Revenue

The Company recognizes revenue from placement fees and the initial and trailing commissions upon the completion of the private placement offering, the sale of the private placement product, and based upon a percentage of the Net Asset Value of the underlying securities calculated quarterly.

Significant Credit Risk

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Financial instruments

The Company's financial instruments are cash and cash equivalents, prepaid expenses, and accounts payable. The recorded values approximate their fair values based on their short-term nature.

PARKER GLOBAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company, organized in the state of Connecticut as a single member limited liability company, is considered a disregarded entity for Federal and State income tax purposes and its activity is included in the tax return of its Parent. Accordingly, there is no provision for Federal or State income taxes, since these taxes are the personal responsibility of the members of the Parent.

Although the Company adopted the provisions under ASC Topic 740-10-25, Income Taxes, Overall, Recognition there are no positions taken that materially affect the financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Cash and Cash Equivalents

The Company maintains its cash balances at one financial institution located in Connecticut. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000, and at times the balances may exceed this limit. There were no uninsured cash balances as of December 31, 2014.

Note 3 – Related Party Transactions

The Company receives specified administrative services from its Parent at no cost. Under a written agreement, between the Company and its Parent, the Parent has agreed to assume responsibility for these expenses and has indicated that the Company is not directly or indirectly liable to the Parent for these expenses. The Parent has demonstrated that it has adequate resources to pay these expenses. In addition, the Parent has separately agreed to provide additional capital, as required, for the Company to meet its minimum net capital requirement under Rule 15c3-1. The Company did not receive any additional capital from its Parent during the year ended December 31, 2014.

Note 4 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

8

Note 5 – Prepaid Expenses

Prepaid expenses at December 31, 2014 are summarized as follows:

	2014
Prepaid FINRA fees	$1,235

Note 6 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $30,859 which exceeded its required net capital by $25,859.

Note 7 - Recent Accounting Pronouncements

ASU 2014-15 Presentation of Financial Statements – Going Concern (Subtopic 205-40) - Currently there is no guidance in GAAP about management's responsibility to evaluate where there is a substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date of the financial statements are issued (or available to be issued).
The amendments in this update are effective for the annual period ending after December 15, 2016.

Note 7 - Recent Accounting Pronouncements (continued)

<u>ASU 2014-09 Revenue from Contracts with Customers (Topic 606)</u> - Revenue is an important number to users of financial statements in assessing an entity's financial performance and position. However, previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting (IFRS), and both sets of requirements were in need of improvement.

The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
To achieve that core principle, an entity should apply the following steps:
Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.
<u>New Accounting Pronouncements and Policies</u> – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Financial Statements.

<u>ASU 2014-02 Intangibles – Goodwill and Other (Topic 350)</u> – The amendments in this Update allow an accounting alternative for the subsequent measure of goodwill. An entity with the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. If elected, the effective date is annual periods beginning after December 15, 2014. The Company is not anticipating the adoption of this ASU.

Note 7 - Recent Accounting Pronouncements (continued)

<u>ASU 2014-07 Consolidation (Topic 810) (Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements</u> – The amendments permit a private company lessee (the reporting entity) to elect an alternative not to apply VIE guidance to a lessor entity if (a) the private company lessee and the lessor entity are under common control, (b) the private company lessee has a lease arrangement with the lessor entity, (c) substantially all of the activities between the private company lessee and the lessor entity are related to leasing activities (including supporting leasing activities) between those two entities, and (d) if the private company lessee explicitly guarantees or provides collateral for any obligation of the lessor entity related to the asset leased by the private company, then the principle amount of the obligation at inception of such guarantee or collateral arrangements does not exceed the value of the asset leased by the private company from the lessor entity.

If elected, the accounting alternative should be applied retrospectively to all periods presented. The alternative will be effective for annual periods beginning after December 15, 2014, and early application is permitted.

Note 8 – Subsequent Events

Management has evaluated subsequent events through February 13, 2015, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

PARKER GLOBAL INVESTMENTS, LLC
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2014

Net capital, member's equity	$	30,859
Less nonallowable assets		-
Net capital	$	30,859
Aggregate indebtedness		250
Computed minimum net capital required (6.67% of aggregate indebtedness)		17
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital ($30,859 - $5,000)		25,859

Percent of aggregated indebtedness to net capital	$	250	
	$	30,859	
			1%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

See independent auditor's report. 12



PARKER GLOBAL INVESTMENTS, LLC

9 WEST BROAD STREET – SUITE 300

STAMFORD, CT 06902

<u>EXEMPTION REPORT</u>

Parker Global Investments, LLC ("The Firm"), to the best knowledge and belief, claim to meet the exemption requirements under Rule 15c3-3 of the Securities and Exchange Commission;

i)   That the Firm, pursuant to provisions contained within its Membership Agreement has met the exemption under SEC Rule 15 c3-3(k)(2)(i) (the Customer protection Rule) in that Parker Global Investments, LLC will not hold customer funds or safekeep customer securities and.

ii)   That the Firm met the identified exemption provisions in Section 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

_____
Stephen K. Brandt - CEO/FINOP

4/16/15

(203) 674 - 5139



Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

<u>Exemption Report</u>

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Parker Global Investments identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Parker Global Investments, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provisions") who as a broker-dealer does not carry customer margin accounts and who promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer, may not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Parker Global Investments" and (2) Parker Global Investments, LLC stated that Parker Global Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Parker Global Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parker Global Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Van Duyne, Bruno & Co., P. A.

Pine Brook, NJ
February 13, 2015

See independent auditor's report. 13

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

PARKER GLOBAL INVESTMENTS, LLC

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

December 31, 2014



INDEPENDENT AUDITOR'S REPORT ON THE
SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Member of
Parker Global Investments, LLC

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of Parker Global Investments, LLC for the year ended December 31, 2013. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

    (1)   Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2014 SIPC-6 and SIPC-7 reports were filed by the Company, as is required and was done so in a timely manner.

Van Duyne, Bruno & Co.
February 13, 2015

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

PARKER GLOBAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Parker Global Investments, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's revenue is primarily derived from providing investment banking services through its participation in private placement offerings and the initial and trailing commissions earned through the sale of private placement products. The Company is a wholly owned subsidiary of Parker Global Strategies, LLC.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Revenue

The Company recognizes revenue from placement fees and the initial and trailing commissions upon the completion of the private placement offering, the sale of the private placement product, and based upon a percentage of the Net Asset Value of the underlying securities calculated quarterly.

Significant Credit Risk

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Financial instruments

The Company's financial instruments are cash and cash equivalents, prepaid expenses, and accounts payable. The recorded values approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company, organized in the state of Connecticut as a single member limited liability company, is considered a disregarded entity for Federal and State income tax purposes and its activity is included in the tax return of its Parent. Accordingly, there is no provision for Federal or State income taxes, since these taxes are the personal responsibility of the members of the Parent.

Although the Company adopted the provisions under ASC Topic 740-10-25, Income Taxes, Overall, Recognition there are no positions taken that materially affect the financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Cash and Cash Equivalents

The Company maintains its cash balances at one financial institution located in Connecticut. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000, and at times the balances may exceed this limit. There were no uninsured cash balances as of December 31, 2014.

Note 3 – Related Party Transactions

The Company receives specified administrative services from its Parent at no cost. Under a written agreement, between the Company and its Parent, the Parent has agreed to assume responsibility for these expenses and has indicated that the Company is not directly or indirectly liable to the Parent for these expenses. The Parent has demonstrated that it has adequate resources to pay these expenses. In addition, the Parent has separately agreed to provide additional capital, as required, for the Company to meet its minimum net capital requirement under Rule 15c3-1. The Company did not receive any additional capital from its Parent during the year ended December 31, 2014.

Note 4 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 5 – Prepaid Expenses

Prepaid expenses at December 31, 2014 are summarized as follows:

	2014
Prepaid FINRA fees	$1,235

Note 6 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $30,859 which exceeded its required net capital by $25,859.

Note 7 - Recent Accounting Pronouncements

ASU 2014-15 Presentation of Financial Statements – Going Concern (Subtopic 205-40) - Currently there is no guidance in GAAP about management's responsibility to evaluate where there is a substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date of the financial statements are issued (or available to be issued).

The amendments in this update are effective for the annual period ending after December 15, 2016.

Note 7 - Recent Accounting Pronouncements (continued)

<u>ASU 2014-09 Revenue from Contracts with Customers (Topic 606)</u> - Revenue is an important number to users of financial statements in assessing an entity's financial performance and position. However, previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting (IFRS), and both sets of requirements were in need of improvement.

The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
To achieve that core principle, an entity should apply the following steps:
Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.
<u>New Accounting Pronouncements and Policies</u> – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Financial Statements.

<u>ASU 2014-02 Intangibles – Goodwill and Other (Topic 350)</u> – The amendments in this Update allow an accounting alternative for the subsequent measure of goodwill. An entity with the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. If elected, the effective date is annual periods beginning after December 15, 2014. The Company is not anticipating the adoption of this ASU.

Note 7 - Recent Accounting Pronouncements (continued)

<u>ASU 2014-07 Consolidation (Topic 810) (Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements</u> – The amendments permit a private company lessee (the reporting entity) to elect an alternative not to apply VIE guidance to a lessor entity if (a) the private company lessee and the lessor entity are under common control, (b) the private company lessee has a lease arrangement with the lessor entity, (c) substantially all of the activities between the private company lessee and the lessor entity are related to leasing activities (including supporting leasing activities) between those two entities, and (d) if the private company lessee explicitly guarantees or provides collateral for any obligation of the lessor entity related to the asset leased by the private company, then the principle amount of the obligation at inception of such guarantee or collateral arrangements does not exceed the value of the asset leased by the private company from the lessor entity.

If elected, the accounting alternative should be applied retrospectively to all periods presented. The alternative will be effective for annual periods beginning after December 15, 2014, and early application is permitted.

Note 8 – Subsequent Events

Management has evaluated subsequent events through February 13, 2015, the date on which the financial statements were available to be issued.